July 30, 2024

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891 , Israel

       Re: SHL Telemedicine Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41641
Dear Erez Nachtomy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services